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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        REPUBLIC ENGINEERED STEELS, INC.
                           (NAME OF SUBJECT COMPANY)

          BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING FUND, L.P.*
                 BLACKSTONE OFFSHORE CAPITAL PARTNERS II, L.P.*
               BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II, L.P.*
                        THE VERITAS CAPITAL FUND, L.P.*
                            RES HOLDING CORPORATION
                                      AND
                          RES ACQUISITION CORPORATION
                                   (BIDDERS)

                            ------------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   760391102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               DAVID A. STOCKMAN
                            RES HOLDING CORPORATION
                            C/O THE BLACKSTONE GROUP
                                345 PARK AVENUE
                               NEW YORK, NY 10154
                           TELEPHONE: (212) 935-2626
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   Copies to:

                   ROBERT L. FRIEDMAN, ESQ.                                         BENJAMIN M. POLK, ESQ.
                  SIMPSON THACHER & BARTLETT                                  WHITMAN BREED ABBOTT & MORGAN LLP
                     425 LEXINGTON AVENUE                                              200 PARK AVENUE
                   NEW YORK, NEW YORK 10017                                        NEW YORK, NEW YORK 10166
                  TELEPHONE: (212) 455-2000                                       TELEPHONE: (212) 351-3000

     * None of Blackstone Capital Partners II Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners II, L.P., Blackstone Family Investment Partnership II, L.P. or The Veritas Capital Fund, L.P. admits that it is a "bidder" for purposes of the Offer within the meaning of Rule 14d-1(e)(1).

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on July 30, 1998 and amended by Amendment No. 1 on
August 27, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by RES Acquisition Corporation, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of RES Holding Corporation, a Delaware corporation ("the Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Republic Engineered Steels, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer of Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 2 under Item 6 is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     At 12:00 Midnight, New York City time, on Friday, September 4, 1998, the Offer expired. Based on information provided by the Depositary, a total of 19,260,043 Shares (or approximately 97.7% of the Shares outstanding) (including approximately 1,156,387 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $7.25 per Share in cash, without interest.


     Pursuant to the Merger Agreement, the Purchaser intends to merge itself with and into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. As a result of the Merger, the Company is expected to become a wholly owned subsidiary of the Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other Subsidiary of the Parent and Shares owned by stockholders who choose to dissent and demand appraisal of their Shares) shall be cancelled, extinguished and converted into the right to receive $7.25 per Share in cash, without interest, less any applicable withholding taxes.


     The consummation of the Offer was publicly announced in a press release issued by the Purchaser on September 8, 1998, a copy of which is filed as
Exhibit 11(a)(10) hereto and incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 2 under Item 6 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) Press release issued by the Purchaser on September 8, 1998.

     (b)(2) Credit Agreement, dated as of September 8, 1998, among the Parent, The Chase Manhattan Bank, DLJ Capital Funding Inc. and the Lenders named therein.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                                          BLACKSTONE CAPITAL PARTNERS II
                                          MERCHANT BANKING
                                            FUND, L.P.*

                                          By: BLACKSTONE MANAGEMENT ASSOCIATES
                                          II, L.L.C.,
                                              its general partner

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: Member

                                          BLACKSTONE OFFSHORE CAPITAL PARTNERS
                                          II, L.P.*

                                          By: BLACKSTONE MANAGEMENT ASSOCIATES
                                          II, L.L.C.,
                                              its investment general partner

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: Member

                                          BLACKSTONE FAMILY INVESTMENT
                                          PARTNERSHIP II, L.P.*

                                          By: BLACKSTONE MANAGEMENT ASSOCIATES
                                          II, L.L.C.,
                                              its general partner

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: Member

                                          THE VERITAS CAPITAL FUND, L.P.*

                                          By: VERITAS CAPITAL MANAGEMENT,
                                          L.L.C.,
                                              its general partner

                                              By: /s/ ROBERT MCKEON
                                                 -------------------------------
                                                 NAME: ROBERT MCKEON
                                                 TITLE: Member

                                          RES HOLDING CORPORATION

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: President

                                          RES ACQUISITION CORPORATION

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: President

Date: September 8, 1998

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*  None of Blackstone Capital Partners II Merchant Banking Fund, L.P.,
   Blackstone Offshore Capital Partners II, L.P., Blackstone Family Investment Partnership II, L.P., or The Veritas Capital Fund, L.P., admits that it is a "bidder" for purposes of the Offer within the meaning of Rule 14d-1v(e)(1).

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                                 EXHIBIT INDEX

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EXHIBIT                                                                SEQUENTIAL
NUMBER    DESCRIPTION                                                    PAGE NO.
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
11(a)(10) -- Press release issued by the Purchaser on September 8,
             1998......................................................
11(b)(2)  -- Credit Agreement, dated as of September 8, 1998, among the
             Parent, The Chase Manhattan Bank, DLJ Capital Funding,
             Inc. and the lenders named therein........................
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